SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 10)*


                                 MediaBay, Inc.
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                                 Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
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              Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  May 14, 2001
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


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CUSIP NO. 58446J 10 8                                        Page 2 of 4 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Norton Herrick

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF SHARES   7    SOLE VOTING POWER
   BENEFICIALLY
     OWNED BY             15,446,520 (includes 14,664,860 shares of Common Stock
       EACH               issuable if options and warrants are exercised and
     REPORTING            convertible debt is converted) as of May 14, 2001
      PERSON
       WITH
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                     8    SHARED VOTING POWER

                          0
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                     9    SOLE DISPOSITIVE POWER

                          15,446,520 (includes 14,664,860 shares of Common Stock issuable if options and warrants are exercised and convertible debt is converted) as of May 14, 2001
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                     10   SHARED DISPOSITIVE POWER

                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,446,520 (includes 14,664,860 shares of Common Stock issuable if options and warrants are exercised and convertible debt is converted) as of May 14, 2001.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

     Does not include 2,964,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which the Reporting Person is the sole beneficiary and in which he therefore may be deemed to have an economic interest. The Reporting Person does not have voting power or dispositive power with respect to the 2,964,180 shares held by the N. Herrick Trust.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.1%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

     This Amendment reports the following transactions:

     (i) On May 14, 2001, Huntingdon Corp. ("Huntingdon"), a company wholly-owned by the Reporting Person, purchased (a) a $2,500,000 principal amount convertible senior promissory note due September 30, 2002 (the "First Note") and (b) an $800,000 principal amount convertible senior subordinated promissory note due September 30, 2002 (the "Second Note and, together with the First Note, the "Notes"). The Notes are convertible into shares of Common Stock at the rate of $.56 of principal and/or interest per share. The First Note was issued in consideration of $500,000 of advances made to the Company by Huntingdon in April 2001 and an additional loan of $2,000,000 by Huntingdon in May 2001. The Second Note was issued in consideration of $800,000 of advances made to the Company by Huntingdon from December 2000 through February 2001.

     (ii) On May 14, 2001, the conversion rate of the $1,984,250 principal amount convertible promissory note due December 31, 2001 (the "Convertible
Note") issued by the Company to the Reporting Person was fixed at $.56 of principal amount of the Convertible Note per share in consideration for, among, other things, the Reporting Person's agreement to consent to the Company's incurring up to $3,800,000 of indebtedness which would rank senior to the Convertible Note, eliminate the variable conversion price feature of the note and forego current cash interest until the Company's existing revolving credit facility is repaid.

     (iii) On May 14, 2001, the Reporting Person returned to the Company for cancellation (a) employee stock options to purchase 775,000 shares at a price of $11.00 per share and (b) employee stock options to purchase 300,000 shares at a price of $10.375 per share.

Item 4. Purpose of Transaction.

     The purpose of the transactions reported by this Amendment are to provide the senior debt financing required by the Company's lenders to extend the senior revolving credit facility and to fund the Company's working capital requirements.

Item 5. Interest in Securities of the Issuer.

     As of May 14, 2001, the Reporting Person beneficially owned an aggregate of 15,446,520 shares of Common Stock constituting approximately 54.1% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment.

Item 7. Materials to be filed as Exhibits.

     None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 16, 2001


                                                    /s/ Norton Herrick
                                               -------------------------------
                                                        Norton Herrick


                               Page 4 of 4 Pages